UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Best Buy Co., Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

086516101

(CUSIP Number)

Creighton O’M. Condon
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-7628

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

June 7, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 086516101	Page 2 of 13 Pages

1
NAME OF REPORTING PERSONS

Richard M. Schulze, individually and as trustee of the 2008 Schulze Family Term Trust No. 1, the 2008 Schulze Family Term Trust No. 2, the Richard M. Schulze Grantor Retained Annuity Trust IV, the Richard M. Schulze Grantor Retained Annuity Trust V, and the Richard M. Schulze Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,896,185*
	8	SHARED VOTING POWER 3,021,572*
	9	SOLE DISPOSITIVE POWER 65,896,185*
	10	SHARED DISPOSITIVE POWER 3,021,572*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,917,757*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%
14		TYPE OF REPORTING PERSON (See Instructions) IN

*
Includes options to purchase 232,500 shares, exercisable within 60 days.  Excludes (a) 4,476,067 shares held in trusts for the benefit of Mr. Schulze’s spouse, Mr. Schulze’s children, the children of Mr. Schulze’s spouse, and (b) 183,726 shares in the Sandra J. Schulze Revocable Trust, in each case as to which Mr. Schulze disclaims beneficial ownership.

Page 2 of 13 Pages

SCHEDULE 13D

CUSIP No. 086516101	Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS Olympus Investments Limited Partnership A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,672
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,672
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 13 Pages

SCHEDULE 13D

CUSIP No. 086516101	Page 4 of 13 Pages

1		NAME OF REPORTING PERSONS Olympus Investments Limited Partnership B
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 950,169
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 950,169
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 13 Pages

SCHEDULE 13D

CUSIP No. 086516101	Page 5 of 13 Pages

1		NAME OF REPORTING PERSONS Olympus Investments Limited Partnership C
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 252,312
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 252,312
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 252,312
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 13 Pages

SCHEDULE 13D

CUSIP No. 086516101	Page 6 of 13 Pages

1		NAME OF REPORTING PERSONS RMSJS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 283,984
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 283,984
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 283,984
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Page 6 of 13 Pages

SCHEDULE 13D

CUSIP No. 086516101	Page 7 of 13 Pages

1		NAME OF REPORTING PERSONS The Richard M. Schulze Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,787,419
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,787,419
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,787,419
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14		TYPE OF REPORTING PERSON (See Instructions) CO

Page 7 of 13 Pages

Item 1.	Security and Issuer.

This statement constitutes Amendment No. 1 to the Schedule 13D relating to the common stock, par value $0.10 per share (the “Shares”), issued by Best Buy Co., Inc., a Minnesota corporation (the “Company”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on January 15, 1996 (the “Initial Schedule”) on behalf of the Reporting Persons (as defined in the Initial Schedule and amended hereto).

Item 1 is hereby amended by replacing the second sentence with the following:

The Company’s principal executive office is located at 7601 Penn Avenue South, Richfield, Minnesota 55423.

Item 2.	Identity and Background.

Item 2 is hereby amended and replaced in its entirety with the following:

(a)	This Schedule 13D is being filed by:

(i)       Richard M. Schulze, individually and as trustee of the:

(a)	2008 Schulze Family Term Trust No. 1, a trust established under the laws of the state of Florida for the benefit of Mr. Schulze;

(b)	2008 Schulze Family Term Trust No. 2, a trust established under the laws of the state of Florida for the benefit of Mr. Schulze;

(c)	Richard M. Schulze Grantor Retained Annuity Trust IV, a trust established under the laws of the state of Minnesota for the benefit of Mr. Schulze;

(d)	Richard M. Schulze Grantor Retained Annuity Trust V, a trust established under the laws of the state of Minnesota for the benefit of Mr. Schulze; and

(e)	Richard M. Schulze Revocable Trust, a trust established under the laws of the state of Florida for the benefit of Mr. Schulze.

(ii)      Olympus Investments Limited Partnership A, a Delaware limited partnership (“Olympus A”).

(iii)     Olympus Investments Limited Partnership B, a Delaware limited partnership of which Mr. Schulze is the sole general partner (“Olympus B”).

(iv)     Olympus Investments Limited Partnership C, a Delaware limited partnership (“Olympus C”).

Page 8 of 13 Pages

(v)      RMSJS LLC, a Delaware limited liability company (“RMSJS”), which is the general partner for each of Olympus A and Olympus C and of which Mr. Schulze is the sole managing member.

(vi)     The Richard M. Schulze Family Foundation, a Minnesota corporation of which Mr. Schulze is the sole director and Nancy JS Tellor is the Executive Director (“Family Foundation”).

Each of the foregoing is referred to herein as a “Reporting Person” and together as the “Reporting Persons.”

(b)           The address of the principal office of each of the Reporting Persons is 8500 Normandale Lake Blvd., Suite 1750, Minneapolis, MN 55437.

(c)           Mr. Schulze is the founder, former Chairman and a former Director of the Company.  He also serves as the sole managing member of RMSJS, the sole general partner of Olympus B, and the sole director of the Family Foundation.  The principal business of each of Olympus A, Olympus B, and Olympus C is to invest in the capital stock of the Company.  The principal business of RMSJS is to serve as the general partner of Olympus A and Olympus C.  The principal business of the Family Foundation is to provide support for education programs, food, shelter, afterschool programs, camps, and medical human service agencies in Minnesota.  Nancy JS Tellor serves as the Executive Director of the Family Foundation.

(d)           During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Mr. Schulze and Ms. Tellor is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add:

1,250,000 Shares were acquired at an approximate aggregate price of $27,500,000 in open market purchases using personal funds.  In addition, 1,732,500 Shares were acquired directly from the Company pursuant to the exercise of stock options at an aggregate price of $48,291,975.  Mr. Schulze used personal funds to pay the aggregate exercise price therefor.

Page 9 of 13 Pages

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and replaced in its entirety with the following:

The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Company.  Effective June 7, 2012, Mr. Schulze resigned as Chairman and a director of the Company in order to explore all available options for his ownership stake in the Company.  As a result, each of the Reporting Persons intends to review its investment and may at any time or from time to time, either alone or as part of a group, effect a transaction or engage in activities which relate to or would result in:

(i)           the acquisition of additional Shares, or the disposition of Shares;

(ii)          an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(iii)         a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(iv)         a change in the present board of directors or management of the Company, including a change in the number or term of directors or the filling of vacancies on the board of directors of the Company;

(v)          a material change in the present capitalization or dividend policy of the Company;

(vi)         any other material change in the Company’s business or corporate structure;

(vii)        changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(viii)       the Company’s securities being delisted from the New York Stock Exchange;

(ix)          the Company’s securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(x)           an action similar to any of those enumerated above.

Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations.  Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Company’s business and prospects; other developments concerning the Company and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Company.  In addition, in connection with their review of their investment, the Reporting Persons may from time to time seek to engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company.

Page 10 of 13 Pages

Item 5.	Interest in Securities of the Company.

Item 5 is hereby amended and replaced in its entirety with the following:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a)           The percentages used herein are calculated based upon 342,138,443 Shares outstanding at April 23, 2012, as set forth in the Company’s proxy statement on Schedule 14A, dated May 9, 2012.

As of the date of this Schedule 13D, the Reporting Persons beneficially owned in the aggregate 68,917,757 Shares, constituting approximately 20.1% of the outstanding Shares.  As of the date of this Schedule 13D, the Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

(i)           Mr. Schulze, individually and as trustee to the various trusts listed in Item 2(i), beneficially owns 68,917,757 Shares, constituting approximately 20.1% of the outstanding Shares.  Mr. Schulze disclaims beneficial ownership of such Shares for all other purposes.  This figure includes options to purchase 232,500 shares, exercisable within 60 days.  In addition, this excludes (a) 3,373,289 shares held in trusts for the benefit of Mr. Schulze’s spouse, Mr. Schulze’s children, the children of Mr. Schulze’s spouse, and (b) 183,726 shares in the Sandra J. Schulze Revocable Trust, in each case as to which Mr. Schulze disclaims beneficial ownership.

(ii)          Olympus A may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) 31,672 Shares, constituting approximately 0.01% of the outstanding Shares.  Olympus A disclaims beneficial ownership of such Shares for all other purposes.

(iii)         Olympus B may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) 950,169 Shares, constituting approximately 0.3% of the outstanding Shares.  Olympus B disclaims beneficial ownership of such Shares for all other purposes.

(iv)         Olympus C may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) 252,312 Shares, constituting approximately 0.1% of the outstanding Shares.  Olympus C disclaims beneficial ownership of such Shares for all other purposes.

Page 11 of 13 Pages

(v)          RMSJS, as the sole general partner of each of Olympus A and Olympus C, may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) 283,984 Shares, constituting approximately 0.1% of the outstanding Shares.  RMSJS disclaims beneficial ownership of such Shares for all other purposes.

(vi)         The Family Foundation may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) 1,787,419 Shares, constituting approximately 0.5% of the outstanding Shares.  The Family Foundation disclaims beneficial ownership of such Shares for all other purposes.

(b)           Mr. Schulze has the sole power to vote or direct the vote of and to dispose of or direct the disposition of 65,896,185 Shares.  Olympus A may be deemed to share with Mr. Schulze the power to vote or direct the vote of and to dispose of or direct the disposition of 31,672 Shares.  Olympus B may be deemed to share with Mr. Schulze the power to vote or direct the vote of and to dispose of or direct the disposition of 950,169 Shares.  Olympus C may be deemed to share with Mr. Schulze the power to vote or direct the vote of and to dispose of or direct the disposition of 252,312 Shares.  RMSJS may be deemed to share with Mr. Schulze the power to vote or direct the vote of and to dispose of or direct the disposition of 283,984 Shares beneficially owned by Olympus A and Olympus C.  The Family Foundation may be deemed to share with Mr. Schulze the power to vote or direct the vote of and to dispose of or direct the disposition of 1,787,419 Shares.

(c)           No transactions in the Shares were effected by the Reporting Persons during the sixty days prior to the date of this Schedule 13D.

(d)          To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

The response to Item 3 is incorporated herein by reference.

Except as described above or elsewhere in this Schedule 13D or incorporated by reference in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement
Exhibit B:	Press Release, dated June 7, 2012

Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  June 7, 2012

By : /s/ Richard M. Schulze
RICHARD M. SCHULZE

OLYMPUS INVESTMENTS LIMITED PARTNERSHIP A

By : /s/ Richard M. Schulze
RICHARD M. SCHULZE

OLYMPUS INVESTMENTS LIMITED PARTNERSHIP B

By : /s/ Richard M. Schulze
RICHARD M. SCHULZE

OLYMPUS INVESTMENTS LIMITED PARTNERSHIP C

By : /s/ Richard M. Schulze
RICHARD M. SCHULZE

RMSJS LLC

By : /s/ Richard M. Schulze
RICHARD M. SCHULZE

THE RICHARD M. SCHULZE FAMILY FOUNDATION

By : /s/ Richard M. Schulze
RICHARD M. SCHULZE

Signature Page to Schedule 13D/A